FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Carden, William J. (Last) (First) (Middle) 7700 Irvine Center Drive, Suite 555 (Street) Irvine, CA 92618 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 11 / 19 / 01 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

American Spectrum Realty Inc.,  AQQ

 5. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

 ☒   Director

 ☒   10% Owner

 ☒   Officer  (give title below)

 ☐   Other    (specify below)

President, Chairman of the Board and Chief Executive Officer

6. If Amendment,
    Date of Original
    (Month/Day/Year)

11  /  19  /  01

7. Individual or Joint/Group
    Filing (Check Applicable Line)

 ☒  Form filed by One Reporting Person

 ☐  Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock(1)	17,500	D
Common Stock	66,722	I	By No-So, Inc.(3)
Common Stock	301,024	I	By CGS Real Estate Company, Inc.(3)
Common Stock	257,258	I	By wife(2)
Common Stock	50,312	I	By ASJ, Ltd.(3)
Common Stock	8,886	I	By American Spectrum Real Estate Services, Inc.(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(1)     The common stock is subject to repurchase by American Spectrum Realty, Inc., the Company, on termination of the Reporting Person's employment for a price of $0.01 per share. The repurchase option lapses in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

Potential persons who are to respond to the collection of information contained in this form are not
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(Over)

SEC 1473(3-99)

FORM 3 (continued)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year) Date Exercisable | Expiration Date		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) Title | Amount or Number of Shares		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership (Instr.5)

Operating Partnership Units	(4)	N/A	Common Stock	2000	(4)	D
Operating Partnership Units	(4)	N/A	Common Stock	339	(4)	I	By No-So, Inc.(3)
Operating Partnership Units	(4)	N/A	Common Stock	201,932	(4)	I	By CGS Real Estate Company, Inc.(3)
Operating Partnership Units	(4)	N/A	Common Stock	77,671	(4)	I	By ASJ, Ltd.(3)
Operating Partnership Units	(4)	N/A	Common Stock	179,798	(4)	I	By wife(2)
Operating Partnership Units	(4)	N/A	Common Stock	38,304	(4)	I	By trust for son(2)
Operating Partnership Units	(4)	N/A	Common Stock	38,304	(4)	I	By trust for son(2)
Option-Option to Buy	(5)	10/15/11	Common Stock	3,125	(5)	D

Explanation of responses:

(2) The undersigned disclaims beneficial ownership of the shares held by his wife and children and the family trusts and this report shall not be deemed an admission that the shares are owned for purposes of Section 16(b) or any other purpose.

(3) The shares and operating partnership units reported as owned exceed the undersigned’s pecuniary interest in the shares or operating partnership units held by these entities.

(4) The operating partnership units are issued by American Spectrum Realty Operating Partnership, L.P.  The operating partnership units are redeemable commencing October 2002 for an equal number of shares of the Issuer’s common stock or at the Issuer’s option, cash equal to the fair market value of such shares.

(5) The option to buy common stock vests in four equal installments with 25% vesting on date of grant, and an additional 25% vesting on the first, second, and third anniversaries of the date of grant.

/s/ William J. Carden

March 8, 2002
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.